Exhibit 99.1

Vantage Corp’s Subsidiary Enters into Sales and Purchase Agreements to Acquire Three Shipbroking Firms and Provides Update on Share Repurchase Program

Acquisitions expand operational presence and network into the China market, a key area the Company is targeting to broaden through another acquisition

Acquisitions expand Petrochemicals and Sales & Purchase (S&P) client networks, deal flow, market operations and capabilities

Acquisitions add approximately $3.5 million in annual revenue with a net profit margin of approximately 22.3% based on fiscal 2024 results

Singapore – December 10, 2025 – Vantage Corp (NYSE American: VNTG) (“Vantage” or the “Company”), a shipbroking company providing comprehensive services including brokerage, consultancy, and operational support in the tanker market, today announced that its wholly owned holding subsidiary, Vantage (BVI) Corporation, has entered into three separate Sales and Purchase Agreements (“SPAs”) to acquire 100% of the issued share capital of PJ Marine Singapore Pte. Ltd. (“PJ Singapore”), 60% of the issued share capital of PJ Marine Shanghai Co., Ltd. (“PJ Shanghai”), and 60% of the issued share capital of Peijun Marine Consultant Co., Limited (“Peijun Marine”), respectively, for a total consideration of approximately $3.6 million, to be settled entirely in cash. The consideration will be paid in two installments: the first payment on the Completion Date and the second payment on the first anniversary of the Completion Date.

About the Newly Acquired Companies

PJ Singapore is a Singapore-based shipbroking firm specializing in the petrochemicals market. Over the years, PJ Singapore has expanded its presence in China, establishing strong connections and operational links that have broadened its market access and enhanced its service offerings. PJ Singapore has operated profitably over the last 13 years since inception.

PJ Shanghai and Peijun Marine, shipbroking firms based in China and Hong Kong respectively, will further strengthen Vantage’s petrochemicals and S&P practices. In particular, PJ Shanghai’s established operational presence and infrastructure in China create synergies that support accelerated regional expansion and enhance operational efficiency across Vantage and the newly acquired firms.

By combining the operations of these three firms, Vantage Corp aims to build a tri-hub operational model across key maritime markets in Asia, strengthening its geographic footprint and better serving its global client base across key trade routes. Based on fiscal 2024 results of the acquired companies, the acquisition is expected to contribute $3.5 million in annual revenue with an overall net profit margin of 22.3%.

China Market Entry Rational

China accounts for roughly 35% of global petrochemical production capacity and with its focus shifting toward domestic consumption and improved feedstock pipeline infrastructure starting in 2026, the local petrochemical shipping market is expected to remain resilient even amid broader market volatility. China also commands 48% of global tanker newbuild orders in 2025, maintaining its dominant shipbuilding role. PJ Singapore and PJ Shanghai will serve as a strategic gateway into the China market, catalyzing Vantage Corp’s regional expansion strategy and accelerating its growth across the petrochemicals and S&P segments.

This acquisition not only leverages operational synergies but also jumpstarts Vantage Corp’s planned expansion into the China region, with PJ Singapore’s established presence and network and PJ Shanghai’s operational infrastructure providing an immediate platform to accelerate and support this growth. It reinforces the Company’s commitment to scaling its operational capabilities by investing in talent and extending the reach of its shipbroking services through strategically targeted, inorganic growth initiatives.

Acquisition Summary

Vantage Corp’s regional growth strategy centers on identifying and acquiring companies that have the potential to create accretive value through clear operational synergies, strong profitability, and high growth potential. PJ Singapore, PJ Shanghai, and Peijun Marine each specialize in China’s petrochemicals market, positioning them as highly complementary partners. The operational presence and local networks Vantage will acquire provide a seamless pathway for the Company to capture a meaningful share of China’s growing petrochemicals market and to expand into the region’s S&P market.

Through the acquisitions, Vantage Corp can:

●	Enhance operational capabilities in the petrochemicals and S&P markets, addressing current gaps and more effectively capitalizing on these market opportunities
●	Establish necessary infrastructure that kickstarts and accelerates the Company’s entry into the China and Hong Kong market
●	Bolsters financial profile by integrating profitable operations, with the combined synergies offering the potential to drive growth beyond current performance

Management Commentary

“PJ Singapore, PJ Shanghai, and Peijun Marine align with all of our strategic M&A criteria, representing a highly complementary acquisition target where we can create meaningful value through clear operational synergies and strong financial growth prospects,” said Vantage Corp CEO Andre D’Rozario. “With its deep expertise in the petrochemicals and established market presence in Greater China, the acquisition and integration uniquely position us to expand our petrochemical broking desk and relationships with leading vessel builders. China remains a vital maritime trading market and given the potential the petrochemicals and S&P market can bring over the next decade, we believe this acquisition has the opportunity to not only bolster our capabilities in the Asia market but also drive growth beyond current financial performance. Vantage continues to remain focused on geographic expansion into key maritime and trading markets via acquisition to drive sustainable growth and returns.”

Vantage Corp anticipates closing all three acquisitions by the end of Q1 2026.

Share Repurchase Program Update

Andre D’Rozario commented: “In early November 2025, we announced a $1 million share repurchase program in response to recent share price volatility and our conviction that the stock remains undervalued relative to the fundamentals of our business and our growth prospects. Following the announcement, we have executed over half of the repurchase program and will continue to buy back shares opportunistically in the open market. This underscores our confidence in the core business and our belief that the shares continue to be undervalued. We remain aligned with the interests of our shareholders and remain committed to delivering long-term value and returns.”

About Vantage Corp

Founded in 2012 by five seasoned shipbrokers, Vantage Corp provides comprehensive shipbroking services, including operational support and consultancy services, in the tanker markets, covering clean petroleum products (“CPP”) and petrochemicals, dirty petroleum products (“DPP”), biofuels and vegetable oils. Vantage Corp also has a sales & projects team, a research/strategy team and an IT team. Vantage over the years has emerged as a trusted intermediary and a pivotal link between oil companies, traders, shipowners, and commercial managers, ensuring smooth logistical flow for cargo deliveries to timely demurrage and claims settlements. Through its 100%-owned subsidiary Vantage (BVI) Corporation, Vantage Corp operates a growing network of regional subsidiaries, including Vantage Shipbrokers Pte Ltd (Singapore) and Vantage Nexus Commercial Brokers Co., L.L.C (UAE). Vantage Corp listed on the NYSE American on 12 June 2025. For more information, visit https://www.vantageshipbrokers.com/.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s future performance, outlook, strategies and general business conditions. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate”, “estimate”, “expect”, “project”, “plan”, “intend”, “believe”, “may”, “will”, “should”, “can have”, “likely” and other words and terms of similar meaning. Forward-looking statements represent Vantage’s current expectations regarding future events and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those implied by the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the Company’s annual report on Form 20-F filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Investor Relations

John Yi and Steven Shinmachi

Gateway Group, Inc.

949-574-3860

VNTG@gateway-grp.com